Bylaws

For VEGPAL INC. a MASSACHUSETTS C Corporation

This Operating Agreement (the "Agreement") is entered into on or as of the Fifth of May 2022 by and among the Members listed on Exhibit A attached to this Agreement.

Recitals

A. On March 17, 2021, Articles of Organization for VEGPAL INC. (the "Company"), a C Corporation under the laws of the State of MASSACHUSETTS, was filed with the MASSACHUSETTS Secretary of State. It was filed as a Massachusetts C Corporation.

B. The EIN Number for this Business is: ▨▨▨▨

C. VEGPAL INC. is a Women-Owned business as designated via this Agreement and the Articles of Incorporation.

D. Member 1 (DAHLIA EISENBERG) hereby adopts and approves this operating agreement for the Company on the following terms and conditions:

Agreement
Article I
Organizational Matters

1.1. **Name.** The Company shall conduct business under the name "VEGPAL INC." The Company may also conduct business under a fictitious name filed with the county clerk of the county where the Company has its principal office.

1.2. **Members.** The Company's members and owners are as follows: DAHLIA EISENBERG (85%) AND TAMER SHAFIK (15% by the end of the three year vesting period) For the purpose of filing with the MASSACHUSETTS Secretary of State, the managing member for VEGPAL INC. is DAHLIA EISENBERG.

1.2 **Term**. The company's beginning date is the date that the Articles of Organization were filed. The Company shall automatically terminate at the earlier of twenty-five (25) years or as provided in Article 9.1 of this Agreement. MEMBER 1 may vote to continue the Company as provided in Article 9.

1.3 **Office and Agent.** The Company shall continuously maintain an office and a registered agent within the State of MASSACHUSETTS. The principal office of the company shall be 437 Lincoln Avenue P.O. Box 1437, Saugus, Massachusetts, 01906 or such location as the Members may determine. As required, the Company shall file a Statement of Information with the MASSACHUSETTS Secretary of State stating its registered agent for service of process.

Article 2
Capital Contributions

2.1 **Capital Contributions**. Each Member shall contribute capital to the Company at its discretion and when needed as determined by the Member.

2.1.1 **DAHLIA EISENBERG/MEMBER 1 - CONTRIBUTED**: Seventy Five Thousand Dollars ($75,000) which entitles Dahlia Eisenberg to Eighty Five Percent (85%) ownership of the Company.

2.1.2 **TAMER SAHFIK /MEMBER CONTRIBUTED**: Zero ($0) which entitles Tamer Sahfik to fifteen percent (15%) of the Company.

2.2 **No Interest.** The Company shall not pay any interest on capital contributions.

Article 3
Members

3.1 **Admission of Additional Members.** Additional members may be admitted into the Company on terms determined by Member 1.

3.2 **Withdrawals or Resignations.**   If a Member's interest is based on providing services to the Company, that Member shall be allowed to withdraw or resign as a Member at any time upon 120 days prior written notice to the Company. In the event of such withdrawal, such Member's Membership Interest will be available for sale as described in Section 7.2. If it is not purchased, the withdrawing Member shall have only an economic interest in the Company after withdrawal. The Withdrawing Member shall have the right to share in the Company's income, gain, losses, deductions, credit or similar items, and to receive distributions from the Company, but not the right to access Company business information or to participate in the Company management, except as required by law. The Withdrawing Member shall not be entitled to a return of the Member's capital and may not withdraw contracts or personal guarantees that (s)he may have given.

3.3 **Payments to Members.** There will be no minimum or guaranteed payments to Members. The Company shall reimburse the Members for the actual costs including organization expenses incurred to form the Company.

Article 4
Management and Control of the Company

4.1 **Management and Powers.** The intent of each Member is to actively engage in the Company management. Accordingly, Member 1 shall have full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business property and affairs.

4.2 **Limitations on Power of Members.** Notwithstanding any other provisions of this Agreement, no debt or liability of more than $1 may be contracted on behalf of the Company without the approval of the majority of Member 1. The signature of Member 1 is required to sign contracts and obligations on behalf of the Company. Additionally, only Member 1 can approve the following:

A. The merger of the Company with another business entity.
B. The establishment of different Member classes.
C. A change in the authorized businesses of the Company (Section 1.4),
D. Any act which would make it impossible to carry on the ordinary business of the Company
E. The confession of judgment against the Company
F. Any other transaction described in this Agreement which requires the approval, consent or vote of all of the Members.
G. The sale, exchange or other disposition of substantially all of the Company's assets occurring as part of single or multiple transactions or plan.

4.3 **Member Approval.** The "vote" or "approval" of the Members shall mean approval by Member 1. Members shall vote or approve by their percentage interest as shown on Exhibit A of this Agreement. No annual or regular meetings of the Members are required. However, if such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act.

4.4. **Devotion of Time**. Member 1 is required to devote all of their time or business efforts to the Company. Each Member shall devote whatever time or effort (s)he deems appropriate to carry out the Company's business.

4.4 **Noncompetition.** Each Member agrees that (s)he will not be employed, concerned or financially interested, either directly or indirectly in any other business entity that is engaged in the same or similar business as that conducted by the Company. However, Members may invest in any passive investment engaged in the same or similar business, as long as that investment does not exceed 5% of the ownership of that entity.

4.5 **Protection of Trade Secrets**. Each Member acknowledges that the customer lists, trade secrets, processes, methods and technical information of the Company and any other matters designated by the majority of the Members are the Company's assets. Each Member agrees not to disclose any of these assets to anyone outside the Company, except with written consent by the Company, even if the Member withdraws from the Company.

4.6 **Transactions between the Company and the Members.** Only Member 1 may enter into a contract or transaction with the Company.

Article 5
Allocations of Net Profits and Net Losses and Distribution

5.1 Allocations of Net Loss and Quarterly Distributions

A. Net Loss. Net loss for income tax purposes shall be allocated to Members in proportion to their Membership Interest. Loss allocations to a Member shall be made only to the extent that such loss allocations will not create a Capital Gain for that Member in the event of foreclosure of the Company's assets.

B. Any loss not allocated to a Member because of the 5.1.A. shall be allocated to the other Members to the extent where it does not create a Capital Gain to another Member.

C. Quarterly Distribution of Available Cash. At the end of each calendar quarter, the available cash of the Company, if any, must be distributed to the Members, pro rata according to their percentage interest. Available cash means cash beyond what is required as reasonable working capital, as determined by the Members.

5.2 Special allocations.

A. **Minimum Gain Chargeback for Nonrecourse and Recourse Liabilities.** The Company shall allocate income, loss and gain to comply with the minimum gain chargeback requirement contained in Treasury Regulations Section 1.704-2(f) and 1.704-2(i)(5)). Nonrecourse Liability shall be allocated in accordance with Treasury Regulations Section 1.704-2(g)(2). Recourse Liability shall be allocated to Members in accordance with Treasury Regulations Section 1.704-2(i)(4).

B. **Nonrecourse Deductions.** Notwithstanding Section 5.2, any nonrecourse deductions (as defined in Treasury Regulations Section 1.704-2(b)(1)) for any fiscal year or other period shall be specially allocated to the Members in proportion to their Membership Interests.

C. **Member Nonrecourse Deductions.** Those items of Company loss, deduction or Code Section 705(a)(2)(B) expenditures which are attributable to Member Nonrecourse Debt shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt according to Treasury Regulations Section 1.704-2(i).

D. **Qualified Income Offset.** Notwithstanding Section 5.2, if a Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Section 1.704-1(b)(2)ii)(d)(4),(5) or (6), or any other event creates a deficit balance in such Member's Capital Account in excess of such Member's share of Company Minimum Gain, items of Company income and gain shall be specially allocated to such Member so that such excess deficit balance is eliminated as quickly as possible.

5.4 Code Section 704(c) Allocations. Notwithstanding any other provision in this Article VI, in accordance with Treasury Regulations Code Section 704(c), income, gain, loss and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value on the date of contribution. This shall be solely for tax purposes and shall not affect a Member's Capital Account, share of profits, losses or other items of distributions.

Article 6
Transfer and Assignment of Interests

6.1 Transfer and Assignment of Interests. With the exception of transfers between family members, stated in 6.3, Members who wish to transfer, assign, convey or sell their Membership Interest must provide written notice, and approval from Member 1.

6.2 Substitution of Members. If unanimous written approval is received, the transferee shall:
   (i)   Execute an instrument satisfactory to the Members which accepts and adopts the terms and provisions of this Agreement.
   (ii) Pay any reasonable expenses in connection with his or her admission as a new Member.

The admission of a new Member shall not release the Member who assigned the Membership Interest from any liability that Member may have to the Company.

6.3 Family Transfers. The Membership Interest of any Member may be transferred by inter vivos gift or by testamentary transfer to any spouse, parent, sibling, child or grandchild of the Member, or to a trust for the benefit of the Member or such spouse, parent, sibling, child or grandchild of the Member. If the transfer is to a revocable living trust, the transferring Member may also reacquire the Membership in whole or in part upon complying with Section 6.2.

6.4 Transfers in violation of this Agreement and Transfers of Partial Membership Interest. Transfers violating this Article 6 shall only have an economic interest in the Company, with no right to participate in the Company management or exercise any rights of a Member.

Notwithstanding the preceding sentence, if, in the determination of the Remaining Members, a transfer violating Article 6 would cause the termination of the Company under the Code, in the sole discretion of the Managers, the transfer shall be null and void.

Article 7
Consequences of Death, Dissolution, Retirement or Bankruptcy of Member

7.1 **Dissolution Event.** Upon the occurrence of the death, withdrawal, resignation, expulsion, bankruptcy or dissolution of any Member ("Dissolution Event"), the Company shall dissolve unless the Remaining Members who hold a majority of Remaining Membership Interest agree within ninety (90) days to continue the business of the Company. The Company and/or the Remaining Members may purchase the Former Member's Membership Interest at the current fair market value of the company, or seventy-thousand dollars ($70,000), whichever is greater, or as provided in this Article.

7.2 **Purchase Price.** The purchase price for the Former Member's interest shall be the fair market value of the Former Member's Interest as determined by agreement of the former Member and the Purchasing Members. If the Former Member and the Purchasing Members cannot agree on the purchase price within 30 days after the Dissolution Event, the purchase price shall be determined by an independent appraiser. The Purchasing Members as a group, and the Former Member, shall each pay one-half of the cost of the appraisal. If the Dissolution Event results from a breach of this Agreement by the Former Member, the purchase price shall be reduced by an amount equal to the damages suffered by the Company or the Purchasing Members as a result of such breach.

7.3 **Notice of Intent to Purchase.** Within fifteen (15) days after a Dissolution Event, each Remaining Member shall notify the Members in writing of whether (s)he chooses to purchase a portion of the Former Member's Interest. Each Purchasing Member shall be entitled to purchase a portion of the Former Member's Interest in the same proportion as their Membership Interest compared with the percentage interest of all Purchasing Members. If the Remaining Members fail to purchase the entire interest of the Former Member, the company shall purchase any remaining share of the Former Member's Interest.

7.4 **Payment of Purchase Price**. The closing shall occur no later than 30 days following the determination of the purchase price. The Purchasing Members may pay all of the purchase in cash, or one fifth (1/5) at closing, with the remainder due in a negotiable promissory note, payable in four equal annual principal installments plus prevailing interest

7.5 **Closing of Purchase of Former Member's Interest.** At the closing for the sale of a Former Member's Interest, the Former Member shall provide a document conveying their interest and representing that the interest is free of encumbrances.


Article 8
Accounting, Records, Reporting by Members.


8.1 Books and Records. The Company's books and records shall be kept using standard accounting methods for federal income tax purposes. The Company shall maintain at its principal office:
A. A current Members list showing their full name and last known business or residence, their capital contributions, Capital Account balance and Membership Interest;
B. A copy of the Articles of Organization and any and all amendments
C. Copies of the Company's federal, state, and local income tax or information returns for the six (6) most recent taxable years;
D. A copy of this Operating Agreement and any and all amendments;
E. The Company's books and records as they relate to the internal affairs or the company for at least the current and past four (4) fiscal years.

8.2 Reports. By March 30th of each year, the Company shall prepare information necessary for the Members to prepare their annual federal and state income tax returns.

8.3 **Bank Accounts.** The Members shall maintain Company funds in one or more separate bank accounts in the name of the Company and shall not commingle the funds with any other person or entity. Any Member, acting alone, may endorse and deposit into the Company's accounts any checks made payable to the Company. The Members shall authorize one or more of the Members to sign checks and drafts in the Company's name.

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Article 9
Dissolution and Winding Up

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9.1 Conditions of Dissolution: The company shall dissolve:
   A. Automatically twenty-five (25) years after filing of the Articles or Organization, unless Member 1 votes to continue the company and file a Certificate of Continuation with the MASSACHUSETTS Secretary of State;
   B. If there is a judicial dissolution pursuant to Section 17351 of the Corporations Code;
   C. If the Members unanimously vote to dissolve the Company;
   D. If there is a Dissolution Event and the Remaining Members fail to agree to continue the business of the Company within ninety (90) days after the occurrence of such event or the Company or the Remaining Members fail to purchase the former Member's Interest as provided in Article 7; or
   E. Upon the sale of substantially all of the assets of the Company.

9.2 **Winding Up.** Upon the dissolution, the Company's assets shall be disposed of and its affairs wound up. After determining that all the known debts and liabilities of the Company have been paid, the remaining assets shall be distributed to the Members according to their Capital Account balances, after taking into account income and loss allocations for the Company's final taxable year.

9.3 **Limitations on Payments Made In Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely at the assets of the Company for the return of his or her positive Capital Account balance and shall have no recourse against any other Member except as provided in Article 10.

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Article 10
Indemnification

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10.1 **Indemnification of Agents.** The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason that (s)he was a Member, officer, employee or other agent of the Company to the fullest extent permitted by applicable law. The standard of the fiduciary duty of each member is to act in the highest good faith to the members and the Company. A member may not seek to obtain an advantage in the Company affairs by misconduct, misrepresentation, concealment, threat or adverse pressure.

Article 11
Investment Representations

Each Member hereby represents and warrants to, and agrees with, the Members, the other Members and the company as follows:

11.1 Preexisting Relationship or Experience. (S)he has a preexisting personal or business relationship with the Company or one or more of its Members, or by reason of his or her business or financial experience (s)he is capable of evaluating the risks and merits of an investment in the Company and of protecting his or her own interests in connection with this investment.

11.2 No Advertising. (S)he has not seen, received, been presented with or been solicited by a leaflet, public promotional meeting, article or any other form of advertising with respect to the sale of the Membership Interest.

11.3 Investment Intent. (S)he is acquiring the Membership Interest for investment purposes for his or her own account only and not with a view to or for. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest.

Article 12
Miscellaneous

12.1 **Complete Agreement.** This Agreement and the Articles of Organization constitute the complete and exclusive statement of agreement among the Members and replace and supersede all prior written and oral agreements among the Members. To the extent that any provision of the Articles of Organization conflict with any provision of this agreement, the Articles of Organization shall control.

12.2 **Binding Effect.** Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members and their respect successors and assigns.

12.3 **Jurisdiction.** Each Member hereby consents to the exclusive jurisdiction of the state and federal courts sitting in MASSACHUSETTS in any action on a claim arising out of, under or in connection with this Agreement.

12.4 **Severability.** If any provision of this Agreement shall be held invalid, the remainder of this Agreement shall not be affected.

12.5 **Notices.** Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing at the addresses shown on EXHIBIT A OF THIS AGREEMENT. Any party may designate any other address in substitution of the foregoing address by giving 5 days written notice to all Members.

12.7 **Amendments**. All amendments to this Agreement will be in writing and signed by all the Members.

12.6 **Multiple Counterparts**. This agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one or the same instrument.

12.7 **Attorney Fees.** In the event that any dispute between the Company, the Members or among the Members should result in litigation or arbitration, the prevailing party in such a dispute shall be entitled to recover from the other party all reasonable fees, cost and expenses of enforcing any right of the prevailing party, including without limitation, reasonable attorneys' fees and expenses.

12.8 **Remedies Cumulative.** The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

All of the Members of VEGPAL INC., a MASSACHUSETTS Delaware C Corporation, have executed this agreement, effective as of the date written above.

MEMBER

Signature: _Dahlia Eisenberg (signature)_

TITLE: Founder, CEO

DATE: 05/05/2022

PRINTED NAME: Dahlia Eisenberg

MEMBER

Signature: T Shafik

TITLE: COO

DATE: 5 May 2022

PRINTED NAME: Tamer Shafik

EXHIBIT A

NAME OF MEMBER 1: DAHLIA EISENBERG

ADDRESS: [redacted]

PHONE: [redacted]

EMAIL: [redacted]

NAME OF MEMBER 2: Tamer Shafik

ADDRESS: [redacted]

EMAIL: [redacted]